Earth Energy Reserves, Inc.
                          671 Heinz Parkway
                         Estes Park, CO 80517

February 16, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Earth Energy Reserves, Inc.
          Form 10-K for Fiscal year Ended June 30, 2010
          Filed October 13, 2010
          File No. 0-51489

Dear Sir or Madam:

Pursuant to your comment letter dated February 10, 2011, please note the following:

We hereby acknowledge that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,


/s/Steven A. Kranker
--------------------------
Steven A. Kranker
Principal Executive Officer